Exhibit 99.6

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the short form base shelf prospectus dated September 15, 2025 (the “Base Shelf Prospectus”, and together with the Prospectus Supplement, the “Prospectus”) to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the Prospectus, constitutes a public offering of securities offered pursuant hereto only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws and may not be offered or sold in the “United States” or to “U.S. Persons” (as such terms are defined in Regulation S under the U.S. Securities Act), except in transactions exempt from the registration requirements of the U.S. Securities Act and all applicable U.S. state securities laws. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 385 Inverness Pkwy, Suite 105, Englewood, Colorado, USA 80112, telephone: 303-708-0955, and are also available electronically at www.sedarplus.ca. See “Documents Incorporated by Reference”.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated September 15, 2025

New Issue	September 24, 2025

INTERMAP TECHNOLOGIES CORPORATION

$25,002,000

8,334,000 Class A Common Shares

Intermap Technologies Corporation (“Intermap” or the “Corporation”) is hereby qualifying the distribution of 8,334,000 Class A common shares (the “Common Shares” and the Common Shares being distributed hereunder, the “Offered Shares”) of the Corporation, at a price of $3.00 per Offered Share, being offered to the public through the Underwriters (as defined herein) pursuant to the terms and conditions of the Underwriting Agreement (as defined herein) (the “Offering”). See “Plan of Distribution”.

Price: $3.00 per Common Share

	Price to the Public	Underwriting Fee(1)	Net Proceeds to the Corporation(2)
Per Common Share	$3.00	$0.18	$2.82
Total(3)	$25,002,000	$1,500,120	$23,501,880

Notes:

(1)	In connection with the Offering, the Corporation has agreed to pay the Underwriters a cash commission equal to 6.00% of the gross proceeds of the Offering (including any gross proceeds raised upon the exercise of the Over-Allotment Option (as defined herein)) (the “Underwriters’ Cash Commission”). In addition to the Underwriters’ Cash Commission, the Corporation has agreed to issue to the Underwriters such number of compensation warrants (the “Underwriters’ Warrants”) as is equal to 6.00% of the Offered Shares offered in the Offering (including any additional Offered Shares issuable upon the exercise of the Over- Allotment Option). Each Underwriters’ Warrant shall entitle the holder thereof to acquire one (1) Common Share (each, a “Warrant Share”) at an exercise price of US$2.1758 per Warrant Share at any time up to 5:00 pm (Calgary time) on the date that is 24 months from the Closing Date (as defined herein). See “Plan of Distribution”.

(2)	After deducting the Underwriters’ Commission but before deducting the estimated expenses of the Offering of approximately $500,000. The Underwriters’ Commission and the expenses of the Offering will be paid from the gross proceeds of the Offering.

(3)	The Corporation has granted the Underwriters an option (the “Over-Allotment Option”) exercisable, in whole or in part, from time to time, at any time until and including the date that is 30 days following the Closing Date, to purchase up to an additional 1,250,100 Offered Shares (the “Additional Offered Shares”), representing 15% of the total number of Offered Shares offered under the base Offering, at the offering price of $3.00 per Additional Offered Share, for additional gross proceeds of up to $3,750,000. The Underwriter may exercise the Over-Allotment Option solely for the purpose of covering over-allotments, if any, and for market stabilization purposes. If the Underwriters exercise the Over-Allotment Option in full, the total price to the public, Underwriting Cash Commission and net proceeds to the Corporation, after deducting the Underwriters’ Cash Commission but before deducting expenses of the Offering, will be $28,752,300, $1,725,138 and $27,027,162, respectively. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the distribution of the Additional Offered Shares. A purchaser who acquires Additional Offered Shares forming part of the Underwriters’ over-allocation position acquires those Additional Offered Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution” and the table below.

Unless the context otherwise requires, when used herein, all references to “Offering” include the exercise of the Over-Allotment Option and all references to “Offered Shares” include all “Additional Offered Shares” issuable upon exercise of the Over-Allotment Option.

The following table sets out the number of Common Shares that may be issuable pursuant to the Over- Allotment Option and the maximum number of Underwriters’ Warrants issuable by the Corporation.

Underwriters’ Position	Maximum Size or Number of Securities Available(1)	Exercise Period	Exercise Price
Over-Allotment Option	Up to 1,250,100 Additional Offered Shares	Until and including the date that is 30 days following the Closing Date	$3.00 per Additional Offered Share
Underwriters’ Warrants	Up to 575,046 Underwriters’ Warrants	24 months following the Closing Date	US$2.1758 per Warrant Share

Notes:

(1)	Assumes the exercise in full of the Over-Allotment Option.

The Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “IMP” and are quoted on the OTCQB® Venture Market (“OTCQB”) under the symbol “ITMSF”. On September 19, 2025, the last completed trading day before the announcement of the Offering, the closing price of the Common Shares was $3.34 per Common Share on the TSX and the last price quoted on the OTCQB was US$2.40 per Common Share on the OTCQB. An application has been made to the TSX to list the Offered Shares (including the Additional Offered Shares), subject to the Corporation fulfilling all of the listing requirements of the TSX.

It is anticipated that the closing date of the Offering will be on or about September 29, 2025, or such later date as the Corporation and Stifel Nicolaus Canada Inc. (“Stifel”), on their own behalf and on behalf of Canaccord Genuity Corp. and Beacon Securities Limited (collectively, the “Underwriters”), may agree (the “Closing Date”).

The terms of the Offering, including the offering price for the Offered Shares, were determined by arm’s length negotiation between the Corporation and Stifel, on their own behalf and on behalf of the Underwriters, with reference to the then current market price for the Common Shares.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation to, and accepted by, the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters relating to the Offering on behalf of the Corporation by Norton Rose Fulbright Canada LLP, and on behalf of the Underwriters by Bennett Jones LLP.

The Offered Shares will be offered in each of the provinces of Canada, other than Québec, through the Underwriters or their affiliates who are registered to offer the Offered Shares for sale in such provinces and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer the Offered Shares in the United States and such other jurisdictions outside of Canada and the United States as agreed between the Corporation and the Underwriters. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

ii

It is expected that the Corporation will arrange for the instant deposit of the Offered Shares under the book- based system of registration, to be registered to CDS Clearing and Depository Services Inc. (“CDS”) and deposited with CDS on the Closing Date, or as may otherwise be agreed to between the Corporation and the Underwriters. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares, except as may otherwise be required by applicable securities laws or as may reasonably be requested by the Underwriters. Subject to certain limited exceptions, purchasers of the Offered Shares, including purchasers of Common Shares in the United States that are “qualified institutional buyers” as defined in Rule 144A under the U.S. Securities Act (“Qualified Institutional Buyers”), will only receive a customer confirmation from the Underwriters or other registered dealer and from or through whom a beneficial interest in the Common Shares is purchased. See “Plan of Distribution”.

The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable in the United States. Financial statements incorporated herein by reference have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Shares initially at the offering price specified above. After a reasonable effort has been made to sell all of the Offered Shares at the price specified, the Underwriters may reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Corporation. See “Plan of Distribution”.

The net proceeds of the Offering (including any net proceeds received in connection with the Over-Allotment Option) are intended for working capital and for general corporate purposes. See “Use of Proceeds”.

Prospective investors should be aware that the acquisition, holding or disposition of Common Shares may have tax consequences and such consequences may not be fully described in this Prospectus Supplement or the accompanying Base Shelf Prospectus. Prospective investors are advised to consult their own tax advisors regarding the application of Canadian federal income tax laws to their particular circumstances, as well as any other provincial, foreign and other tax consequences of acquiring, holding, or disposing of Common Shares. See “Certain Canadian Federal Income Tax Considerations”.

Investing in securities of the Corporation is speculative and involves a high degree of risk and should only be made by persons who can afford the loss of their investment. A prospective purchaser should therefore review the Prospectus, as amended or supplemented, and the documents incorporated by reference herein and therein, as amended or supplemented, in their entirety and carefully consider the risk factors described or referenced under “Risk Factors” herein and in the annual information form of the Corporation incorporated by reference in the Prospectus at the relevant time and the risks otherwise described in this Prospectus and the documents incorporated by reference herein and therein, prior to investing in any securities offered hereby. See “Note Regarding Forward-Looking Statements” and “Risk Factors”.

Each of Patrick Blott, Chairman, Chief Executive Officer and a director of the Corporation, Jennifer Bakken, Chief Financial Officer of the Corporation and Jordan Tongalson, a director of the Corporation, reside outside of Canada and, accordingly, have appointed Intermap Technologies Corporation, at 734 7th Avenue S.W., Suite 604, Calgary, AB T2P 3P8 as their agent for service of process in Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

The head office of the Corporation is located at 385 Inverness Pkwy, Suite 105, Englewood, Colorado, USA 80112. The registered office of the Corporation is located at 3700, 400 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

iii

iv

ABOUT THIS PROSPECTUS

This document consists of two parts. The first part is this Prospectus Supplement, which describes certain terms of the Offered Shares that are being offered pursuant to this Prospectus Supplement and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Offered Shares offered hereunder. Capitalized terms used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Base Shelf Prospectus.

Prospective purchasers should rely only on the information contained in the Prospectus, and the documents incorporated by reference herein and therein. Intermap and the Underwriters have not authorized anyone to provide you with any different or additional information from that contained in or incorporated by reference into the Prospectus. The Corporation and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Underwriters are not making an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in the Prospectus, or any documents incorporated by reference herein or therein, is accurate as of any date other than the date on the front of those documents as the Corporation’s business, operating results, financial condition and prospects may have changed since that date.

EXCHANGE RATES

In this Prospectus Supplement, unless stated otherwise or the context requires, all dollar amounts are expressed in Canadian dollars. Therefore, all references to “$” or “dollars” are to the lawful currency of Canada, and all references to “US$” are to the lawful currency of the United States. In this Prospectus Supplement, where applicable, and unless otherwise indicated, amounts are converted from United States dollars to Canadian dollars, as applicable, by applying the daily rate of exchange for conversion of one United States dollar to one Canadian dollar, as reported on the Bank of Canada on September 23, 2025. Intermap utilizes the Bank of Canada information for all of its exchange rate conversions.

The following table sets forth (i) the rates of exchange for the United States dollar, expressed in Canadian dollars, in effect at the end of each of the periods indicated, and (ii) the average exchange rates during such periods, in each case based on the Bank of Canada exchange rate for United States dollars.

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2025	2024	2025	2024	2024	2023
End of Period	$1.3643	$1.3687	$1.3643	$1.3687	$1.4389	$1.3226
Average	$1.4094	$1.3586	$1.4094	$1.3586	$1.3698	$1.3226

On September 23, 2025, the rate of exchange for the United States dollar, expressed in Canadian dollars, based on the Bank of Canada exchange rate, was US$1.00=$1.3832.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Prospectus and the documents incorporated by reference herein and therein contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act and the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). Such forward- looking statements include, without limitation, forecasts, estimates, plans, projections, targets, expectations and objectives for future operations and financial results that are subject to assumptions, risks and uncertainties, many of which are beyond the control of Intermap. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “may”, “can”, “will”, “shall”, “should”, “could”, “anticipate,” “expect,” “project,” “estimate,” “forecast,” “plan,” “hope”, “likely”, “intend,” “target,” “believe,” and similar expressions, or are events or conditions that “will”, “would”, “may”, “could” or “should” occur or be achieved. In addition to the forward-looking statements contained in the documents incorporated by reference herein, this Prospectus Supplement contains forward-looking statements pertaining to, without limitation: certain terms of the Offered Shares; the manner in which Offered Shares may be offered or distributed pursuant to the Prospectus, including the engagement of underwriters, dealers or agents for such purposes; the markets (or lack thereof) for trading in any of the Offered Shares following their issuance under this Prospectus Supplement; the potential use of proceeds by the Corporation from the issuance of the Offered Shares; and sources and uses of cash.

S-1

Forward-looking statements should not be read as guarantees of future performance and are subject to significant risks, uncertainties, and other key factors that could cause actual results or events to be materially different from those anticipated in such forward-looking statements. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, those factors discussed under the headings “Risk Factors” in the AIF (as defined herein) and “Forward-Looking Statements” in the Interim MD&A (as defined herein) and Annual MD&A (as defined herein), including:

●	adequate liquidity being available to the Corporation to carry out its operations;
●	payments on material contracts occurring within a reasonable period of time after payment is due;
●	the Corporation’s products and services will continue to be sold successfully;
●	the Corporation’s business development activities will continue to be successful;
●	no significant delays in development and commercialization of the Corporation’s products;
●	the Corporation continuing to maintain sufficient and effective production and software development capabilities to compete on the attributes and cost of its products;
●	no significant reduction in the availability of qualified and cost-effective human resources;
●	continued existence and productivity of subsidiary operations;
●	demand for geospatial related products and services continuing to grow in the foreseeable future;
●	no significant barriers to the integration of the Corporation’s products and services into customers’ applications;
●	the Corporation being able to maintain compliance with applicable contractual and regulatory obligations and requirements;
●	superior technologies/products not developing that would render the Corporation’s current product offerings obsolete; and
●	risks related to government trade policies, including potential impacts of tariffs, duties, fees, economic sanctions, or other trade measures, and the potential impact on the Corporation.

The forward-looking statements in the Prospectus, and the documents incorporated by reference herein reflect Intermap’s beliefs and assumptions with respect to, among other things, such things as: cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, political decisions, and evolving government trade policies, including potential and announced tariffs, duties, fees, economic sanctions, or other trade measures, international and political considerations, Common Share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, and a breakdown of strategic alliances. In some instances, the Prospectus and the documents incorporated by reference herein and therein may also contain forward-looking statements attributed to third parties. Management believes that its assumptions and analysis in this Prospectus Supplement are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable. However, management cannot assure readers that these expectations will prove to be correct.

S-2

Readers are therefore cautioned that they should not unduly rely on the forward-looking statements included in the Prospectus or any documents incorporated by reference. All forward-looking statements contained in this Prospectus Supplement are expressly qualified by this cautionary statement. The Corporation cautions that the foregoing list of factors that may affect future results is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. The forward-looking statements contained in this Prospectus Supplement are made as of the date of this Prospectus Supplement, and Intermap does not undertake any obligation to publicly update, revise any forward-looking statements, reflect new information, subsequent events or otherwise, except as required by applicable securities laws.

Additional information on these and other risks, uncertainties and factors that could affect the Corporation are provided in the disclosure documents filed from time to time with the securities commission or similar regulatory authority in each of the provinces of Canada. In particular, see “Risk Factors” in the AIF incorporated by reference into this Prospectus Supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering of the Offered Shares. Other documents are also incorporated or deemed to be incorporated by reference into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars. See “Documents Incorporated by Reference” in the Base Shelf Prospectus. As of the date hereof, the following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of the Base Shelf Prospectus:

(a)	the annual information form of the Corporation dated March 31, 2025 for the year ended December 31, 2024 (the “AIF”);

(b)	the audited annual consolidated financial statements of the Corporation for the years ended December 31, 2024 and 2023, together with the notes thereto and the auditor’s report thereon;

(c)	the management’s discussion and analysis of the Corporation for the year ended December 31, 2024 (the “Annual MD&A”);

(d)	the material change report of the Corporation dated March 3, 2025, in connection with its private placement of Common Shares;

(e)	the unaudited condensed consolidated interim financial statements of the Corporation as at and for the three and six-month periods ended June 30, 2025;

(f)	the interim management’s discussion and analysis of financial results for the quarter ended June 30, 2025 (the “Interim MD&A”);

(g)	the management information circular dated May 28, 2025, prepared in connection with the Corporation’s annual general meeting held on June 26, 2025;

(h)	the “template version” (as defined in applicable Canadian securities laws) of the term sheet for the Offering dated and filed September 22, 2025 (the “Term Sheet”); and

(i)	the “template version” (as defined in applicable Canadian securities laws) of the term sheet, in connection with the increase in the number of Offered Shares offered and the size of the Offering, dated and filed September 23, 2025 (the “Amended Term Sheet”).

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference herein including, without limitation, any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, interim and annual management’s discussion and analysis, information circulars, annual information forms and business acquisition reports filed by the Corporation with the securities commissions or similar regulatory authorities in the provinces of Canada after the date of this Prospectus Supplement and prior to the completion or termination of the Offering shall be deemed to be incorporated by reference into the Base Shelf Prospectus for purposes of the Offering. These documents will be available through the internet on SEDAR+ (“SEDAR”) which can be accessed at www.sedarplus.ca.

Any statement contained in the Prospectus or a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of the Prospectus to the extent that a statement contained herein, therein, or in any other subsequently filed document (or part thereof) which also is, or is deemed to be, incorporated by reference herein or therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document (or part thereof) that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

MARKETING MATERIALS

In connection with the Offering, the Underwriters used the Term Sheet and the Amended Term Sheet as “marketing materials” (as such term is defined under applicable Canadian securities laws). The Term Sheet and the Amended Term Sheet do not form part of the Prospectus to the extent that their contents have been modified or superseded by a statement contained in this Prospectus Supplement. Any “template version” (as such term is defined under applicable Canadian securities laws) of “marketing materials” filed on SEDAR+ (www.sedarplus.ca) after the date of this Prospectus Supplement and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus solely for the purposes of the Offering.

INTERMAP TECHNOLOGIES CORPORATION

Intermap is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Corporation provides diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its extensive proprietary archive of multi- sensor global elevation data, the Corporation’s collection and processing capabilities provide multi-source 3D datasets and analytics, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

The head office of the Corporation is located at 385 Inverness Pkwy, Suite 105, Englewood, Colorado, USA 80112. The registered office of the Corporation is located at 3700, 400 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

For additional information in respect of the business and operations of Intermap, please refer to the headings “General” and “Description of the Business” in the Base Shelf Prospectus, the headings “Corporate Structure,” “General Development of the Business” and “Description of the Business” in the AIF and the heading “Business Overview” in the Annual MD&A and updated in the Interim MD&A, all of which are incorporated by reference in the Prospectus.

S-3

USE OF PROCEEDS

Prior to giving effect to any exercise of the Over-Allotment Option, the net proceeds to the Corporation of the Offering are expected to be approximately $23,001,880, after deducting the Underwriters’ Cash Commission of $1,500,120 and $500,000 in estimated expenses of the Offering. If the Underwriters exercise the Over-Allotment Option in full, the net proceeds to the Corporation of the Offering will be approximately $26,527,162, after deducting the Underwriters’ Cash Commission of $1,725,138 and $500,000 in estimated expenses of the Offering.

Use of Net Proceeds and Available Funds

The Corporation intends to use the net proceeds of the Offering, together with the net proceeds from the exercise of the Over-Allotment Option, if any, to enhance its financial flexibility to pursue its business strategy, for working capital, and for general corporate purposes.

Pending the use of the net proceeds described above, the Corporation may hold all or a portion of the net proceeds of the Offering as cash balances in the Corporation’s bank account or may invest all or a portion of the net proceeds of the Offering in short-term marketable investment grade securities, or may use a portion of the net proceeds of the Offering to fund negative operating cash flow, if any.

The Corporation’s actual use of the net proceeds of the Offering and use of available funds may vary depending on the Corporation’s operating and capital needs from time to time. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. See “Risk Factors – Discretion in the Use of Proceeds”.

Cash flow from operations for the six month period ended June 30, 2025 was US$1.4 million. In financial years prior to 2024, the Corporation had a number of years of negative operating cash flow, as disclosed in the Corporation’s financial statements. To the extent that the Corporation has negative cash flow from operating activities in future periods, the Corporation may need to use a portion of the net proceeds to fund such negative cash flow. See “Risk Factors – Discretion in the Use of Proceeds” and “ – Cash Flow and Liquidity Uncertainty and Going Concern Risk” and the other risk factors described under the heading “Risk Factors” in this Prospectus Supplement and the Base Shelf Prospectus.

Intermap intends to continue to pursue its business strategy objectives of winning major, recurring business with U.S. and allied governments and converting its commercial business into “as-a-service” subscriptions. With its patented, proprietary technology, Intermap is uniquely positioned to provide government and commercial customers with global, precise, current, dynamic 3DGi. Building on its authoritative data and source-agnostic, scale-invariant processing engine, the Corporation intends to compete for and win significant government and commercial business around the world.

CONSOLIDATED CAPITALIZATION OF THE CORPORATION

There have been no material changes in the Corporation’s share or loan capitalization on a consolidated basis since June 30, 2025, other than as described below under “Prior Sales”.

S-4

PRIOR SALES

The following table summarizes the issuances of Common Shares and any securities convertible or exchangeable into Common Shares within the 12-month period prior to the date of this Prospectus:

Date of Issuance	Type of Security Issued	Number of Securities Issued	Issue Price or Exercise per Security ($)			Description of Transaction
October 7, 2024 – November 13, 2024	Common Shares	2,779,900	US$	0.45147		Exercise of warrants
October 8, 2024	Common Shares	45,000	US$	0.5833		Exercise of warrants
October 10, 2024 – October 18, 2024	Common Shares	50,000	US$	0.60011		Exercise of warrants
November 21, 2024	Common Shares	602,500	US$	0.59338		Exercise of warrants
October 8, 2024 - November 15, 2024	Common Shares	259,000	US$	0.44944		Exercise of warrants
February 20, 2025	Common Shares	5,304,225		2.25		Private placement of Common Shares
February 20, 2025	Options to purchase Common Shares	177,420	US$	1.56850	(2)	Issuance of broker/finder warrants in connection with private placement
February 20, 2025	Options to purchase Common Shares	122,834	US$	1.67306	(2)	Issuance of broker/finder warrants in connection with private placement
February 20, 2025	Warrants to purchase Common Shares	18,000	US$	1.68744	(2)	Issuance of broker/finder warrants in connection with private placement
March 7, 2025	Common Shares	197,883		2.25		Private placement of Common Shares
March 7, 2025	Warrants to purchase Common Shares	11,872	US$	1.67736	(2)	Issuance of broker/finder warrants in connection with private placement
May 8, 2025	Common Shares	84,545	US$	0.58910		Exercise of warrants
May 15, 2025	Common Shares	25,000	US$	0.60011		Exercise of warrants
July 18, 2025 – August 6, 2025	Common Shares	810,000	US$	0.59564		Exercise of warrants
July 18, 2025	Common Shares	177,420	US$	1.56850		Exercise of warrants
July 22, 2025	Common Shares	48,600	US$	0.48954		Exercise of warrants
July 22, 2025	Common Shares	41,700	US$	0.5833		Exercise of warrants
August 7, 2025	Common Shares	122,834	US$	1.67306		Exercise of warrants
August 7, 2025	Common Shares	100,000	US$	0.59564		Exercise of warrants
August 18, 2025	Common Shares	30,000	US$	0.60011		Exercise of warrants
August 18, 2025	Common Shares	60,000	US$	0.5833		Exercise of warrants

S-5

Date of Issuance	Type of Security Issued	Number of Securities Issued	Issue Price or Exercise per Security ($)	Description of Transaction
September 11, 2025	Common Shares	500,000	US$0.60011	Exercise of warrants
September 22, 2025	Common Shares	390,000	US$0.5833	Exercise of warrants

Notes:

(1) Denotes the fair value per Common Share on the date of award.

(2) Denotes the exercise price per Common Share.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol “IMP” and are quoted on OTCQB under the symbol “ITMSF”. The following table sets forth the high and low sale prices in Canadian dollars and monthly trading volumes for the Common Shares on the TSX for the previous 12 months (as reported by the TSX) prior to the date of this Prospectus Supplement.

	TSX composite index
Month	High (CDN$)	Low (CDN$)	Volume
2024
September	0.97	0.77	966,657
October	1.32	0.92	2,449,042
November	1.84	1.04	2,052,820
December	2.66	1.70	2,478,269
2025
January	2.83	2.00	2,265,170
February	2.80	2.14	1,673,553
March.	2.34	1.60	1,596,305
April	2.32	1.42	1,173,892
May	2.55	1.92	979,729
June	2.52	2.04	1,304,502
July	3.54	2.05	2,662,700
August	3.55	2.77	1,635,847
September (1-23)	3.52	3.00	2,195,434

On September 23, 2025, the last trading day prior to the filing of this Prospectus Supplement, the closing price of the Common Shares on the TSX and the OTCQB was $3.01 per Common Share and US$2.19 per Common Share, respectively.

DESCRIPTION OF COMMON SHARES

The Corporation is authorized to issue an unlimited number of Common Shares. As at September 23, 2025, 61,410,564 Common Shares were issued and outstanding. For a summary of certain material attributes and characteristics of the Common Shares, see “Description of Common Shares” in the Base Shelf Prospectus.

As of the date of this Prospectus Supplement, the Corporation has not declared dividends and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the board of directors of the Corporation (the “Board”) and will depend on, among other things, the Corporation’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant.

S-6

It is expected that the Common Shares will be issued and deposited in electronic form with CDS on the closing date. No certificate evidencing the Common Shares will be issued to purchasers and registration will be made in the depository service of CDS. Such purchasers of the Common Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Common Shares is purchased. See “Plan of Distribution”.

PLAN OF DISTRIBUTION

The Offering consists of 8,334,000 Offered Shares at a price of $3.00 per Offered Share and up to 1,250,100 Additional Offered Shares at the price of $3.00 per Additional Offered Share if the Underwriters exercise the Over-Allotment Option in full. The Offered Shares will be issued on the Closing Date pursuant to the terms and conditions of the Underwriting Agreement.

Pursuant to the terms and conditions of an underwriting agreement dated as of September 24, 2025 between the Corporation and the Underwriters (the “Underwriting Agreement”), the Corporation has agreed to sell and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase, on or about September 29, 2025 or such other date as Stifel, on behalf of the Underwriters, and the Corporation may agree, all but not less than all of the Offered Shares offered under this Prospectus Supplement at a price of $3.00 per Offered Share for total consideration of $25,002,000 payable in cash against delivery of the Offered Shares. The Underwriting Agreement provides that the Corporation will pay the Underwriters the Underwriters’ Cash Commission equal to 6.00% of the gross proceeds of the Offering, amounting to an aggregate Underwriters’ Cash Commission of $1,500,120 in consideration for their services in connection with the Offering, resulting in net proceeds to the Corporation of $23,501,880 (before deducting the estimated expenses of the Offering of $500,000). In addition, Intermap has agreed to issue to the Underwriters such number of Underwriters’ Warrants as is equal to 6.00% of the number of Offered Shares offered in the Offering. Each Underwriters’ Warrant shall entitle the holder thereof to acquire one

(1) Warrant Share at an exercise price of US$2.1758 at any time up to 5:00 pm (Calgary time) on the date that is 24 months from the Closing Date.

The Corporation has granted to the Underwriters the Over-Allotment Option exercisable, in whole or in part, from time to time, at any time until and including the date that is 30 days following closing of the Offering, to purchase up to 1,250,100 Additional Offered Shares at the offering price of $3.00 per Additional Offered Share, to cover over-allotments, if any, made in connection with the distribution of the Offered Shares and for market stabilization purposes. This Prospectus Supplement also qualifies the grant of the Over- Allotment Option and the distribution of the Additional Offered Shares. If the Underwriters exercise the Over-Allotment Option in full, the total price to the public, Underwriters’ Cash Commission and net proceeds to the Corporation, before deducting expenses of the Offering, will be $28,752,300, $1,725,138 and

$27,027,162, respectively.

The terms of the Offering were determined by arm’s length negotiation between the Corporation and Stifel, on its own behalf and on behalf of the other Underwriters.

The Underwriters propose to offer the Offered Shares offered under this Prospectus Supplement initially at the offering price on the cover page of this Prospectus Supplement. After a reasonable effort has been made to sell all of the Offered Shares offered under this Prospectus Supplement at such specified price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares offered under this Prospectus Supplement remaining unsold.

Except in certain limited circumstances: (a) the Offered Shares will be issued and deposited in electronic form with CDS or its nominee pursuant to the book-based system administered by CDS; (b) certificates evidencing the Offered Shares will not be issued to purchasers; and (c) purchasers will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares are purchased.

S-7

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated upon the occurrence of certain stated events. Such events include, but are not limited to: (a) there shall occur or come into effect any material change (actual, anticipated or threatened) in the business, affairs, financial condition or capital of the Corporation and its subsidiaries, taken as a whole, or any change in any material fact or a new material fact, or there should be discovered any previously undisclosed fact which, in each case, in the reasonable opinion of the Underwriters (or any of them), has or could reasonably be expected to have a material adverse effect on the market price or value or marketability of the Offered Shares; (b) an order shall have been made or threatened to cease or suspend trading in the Common Shares, or to otherwise prohibit or restrict in any manner the distribution or trading of the Offered Shares, or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the TSX, which order has not been rescinded, revoked or withdrawn; (c) there is an inquiry, action, investigation or other proceeding (whether formal or informal) commenced, announced or threatened or an order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation, the TSX or any securities regulatory authority, in relation to the Corporation (except for any inquiry, action, suit, investigation, proceeding or order based upon activities of the Underwriters and not upon activities of the Corporation), or any law or regulation is enacted or changed, which in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or materially restrict the distribution or trading of the Offered Shares or, which in the reasonable opinion of the Underwriters (or any of them), materially and adversely affects or would reasonably be expected to materially and adversely affect the market price or value of the Common Shares or the distribution or trading of the Offered Shares; (d) there should develop, occur or come into effect or existence any event, action, state or condition including, without limitation, terrorism, accident, pandemic, natural disaster or major financial, political or economic occurrence of national or international consequence, or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of the Underwriters, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Corporation or the marketability of the Offered Shares; (e) any closing condition in the Underwriting Agreement shall remain outstanding and uncompleted at any time after the time which is it required to be completed or waived, or the Corporation is in breach of any material representation, warranty or covenant contained in the Underwriting Agreement.

If an Underwriter fails to purchase the Offered Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase the Offered Shares that would otherwise have been purchased by the Underwriter which fails to purchaser. Nothing in the Underwriting Agreement obligates the Corporation to sell less than all of the Offered Shares which the Underwriters have agreed to purchase under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective subsidiaries and affiliates and each of their respective directors, officers, employees, shareholders/unitholders affiliates, advisors and agents against certain liabilities and expenses in connection with the Offering.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (a) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Canadian Investment Regulatory Organization relating to market stabilization and passive market making activities, (b) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, or (c) a bid or purchase to cover a short position entered into prior to the commencement of the prescribed restricted period. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, in the over-the-counter market or otherwise.

S-8

The Corporation has agreed that it will not, without the prior written consent of Stifel, on behalf of the Underwriters, which consent may not be unreasonably withheld, sell or offer to sell any Common Shares or any securities convertible into or exchangeable for Common Shares at any time prior to the date 90 days following the Closing Date, except in connection with the issuance of Common Shares issuable: (i) in conjunction with the Underwriting Agreement, the Offering and other matters therein (including the Underwriters’ Warrants); (ii) the grant or exercise of stock options, restricted share units and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements; (iii) upon exercise of outstanding warrants of the Corporation, including the Underwriters’ Warrants issued in the Offering, or other convertible securities of the Corporation; (iv) in connection with obligations of the Corporation in respect of existing agreements; and (v) directly pursuant to a bona fide third-party merger, business combination, tender offer, take-over bid, arrangement or similar transaction.

An application has been made to the TSX to list the Offered Shares being qualified for distribution under this Prospectus Supplement, including the Additional Offered Shares issuable pursuant to the exercise of the Over-Allotment Option, subject to the Corporation fulfilling all of the requirements of the TSX.

The Offering is being made in each of the provinces of Canada other than Québec. The Offered Shares will be offered in such provinces through those Underwriters or their affiliates who are registered to offer the Offered Shares for sale in such provinces and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer the Offered Shares in such other jurisdictions outside of Canada as agreed between the Corporation and the Underwriters.

The Offered Shares offered under the Prospectus have not been and will not be registered under the U.S. Securities Act or the securities laws of any U.S. state, and may not be offered or sold within the United States, except in transactions registered under the U.S. Securities Act and applicable U.S. state securities laws or in transactions that are exempt from such registration requirements is available. The Underwriters have agreed that, except as permitted by the Underwriting Agreement pursuant to transactions exempt from the registration requirements of the U.S. Securities Act and any applicable U.S. state securities laws, they will not offer or sell the Offered Shares at any time in the United States. The Underwriting Agreement permits the Underwriters, through their United States registered broker-dealer affiliates, to reoffer and resell the Offered Shares it has acquired pursuant to the Underwriting Agreement to Qualified Institutional Buyers in the United States in transactions exempt from registration under the U.S. Securities Act and exemptions under applicable state securities laws. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Offered Shares outside the United States only in accordance with Rule 903 of Regulation S under the U.S. Securities Act.

The Offered Shares that are sold in the United States will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and will be subject to restrictions to the effect that such securities have not been registered under the U.S. Securities Act and may only be offered, sold, pledged or otherwise transferred pursuant to certain exclusions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares offered under the Offering in the United States. Until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares offered under the Offering within the United States by any Underwriter (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made other than in accordance with an exemption from such registration requirements.

ELIGIBILITY FOR INVESTMENT

In the opinion of Norton Rose Fulbright Canada LLP, counsel to the Corporation, and Bennett Jones LLP, counsel to the Underwriters, subject to the provisions of any particular plan, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) as of the date hereof, and all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance and National Revenue (Canada) prior to the date hereof, the Common Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for a trust governed by a “registered retirement savings plan”, “registered retirement income fund”, “registered education savings plan”,

“registered disability savings plan”, “tax-free savings account”, “first home savings account” (each a “Registered Plan”), or a “deferred profit sharing plan”, as each of those terms is defined in the Tax Act, provided that at such time the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX) or the Corporation qualifies as a “public corporation” other than a “mortgage investment corporation” (each as defined in the Tax Act).

S-9

Notwithstanding that the Common Shares may be qualified investments for a trust governed by a Registered Plan, the holder, subscriber or annuitant of, or under, a Registered Plan, as the case may be (the “Controlling Individual”), will be subject to a penalty tax as set out in the Tax Act in respect of Common Shares held by a Registered Plan if such shares are a “prohibited investment” as set out in the Tax Act for the particular Registered Plan. A Common Share generally will not be a “prohibited investment” for a Registered Plan provided the Controlling Individual (i) deals at arm’s length with the Corporation for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. In addition, the Common Shares will generally not be a prohibited investment if the Common Shares are “excluded property” as defined in subsection 207.01(1) of the Tax Act, for the Registered Plan.

Persons who intend to hold the Common Shares in a trust governed by a Registered Plan should consult their own tax advisors with respect to whether Common Shares would be prohibited investments, including whether the Common Shares would be excluded property, having regard to their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to an investor who: (i) acquires Common Shares pursuant to this Offering as beneficial owner; (ii) for purposes of the Tax Act and at all relevant times, acquires and holds the Common Shares as capital property; and (iii) for purposes of the Tax Act and at all relevant times, deals at arm’s length with all of, and is not affiliated with any of, the Corporation and the Underwriters (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided that the Holder does not hold or use, and is not deemed to hold or use, the Common Shares in the course of carrying on a business and such Holder has not acquired or been deemed to have acquired the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market” rules); (ii) an interest in which is or would constitute a “tax shelter investment” (as defined in the Tax Act); (iii) that is a “specified financial institution” (as defined in the Tax Act); (iv) that elects or has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) that is exempt from tax under Part I of the Tax Act; (vi) that will enter into or has entered into a “synthetic disposition arrangement” or a “synthetic equity arrangement” or a “derivative forward agreement” (each as defined in the Tax Act) with respect to the Common Shares; (vii) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act); or (viii) that is a corporation resident in Canada that is or becomes (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident person, or a group of non-resident persons that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such investors should consult their own tax advisors with respect to an investment in the Common Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Common Shares.

This summary is based upon: (i) the facts set out in this Prospectus Supplement, (ii) the current provisions of the Tax Act in force as of the date hereof; (iii) all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance and National Revenue (Canada) prior to the date hereof (the “Proposed Amendments”); and (iv) an understanding of the current administrative policies and practices of the Canada Revenue Agency (the “CRA”) published in writing and made publicly available by the CRA prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary also does not take into account any change in the administrative policies and practices of the CRA.

S-10

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder or prospective Holder of Common Shares, and no representations with respect to the tax consequences to any Holder or prospective Holder are made therein. Consequently, Holders and prospective Holders of Common Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Common Shares, having regard to their particular circumstances.

Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the rate quoted by the Bank of Canada for the applicable day such amounts arise or such other exchange rate that is acceptable to the CRA.

Holders Resident in Canada

The following discussion applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a “Resident Holder”). Certain Resident Holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have their Common Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Such Resident Holders should consult their own tax advisors regarding this election.

Receipt of Dividends on Common Shares

Dividends received or deemed to be received on Common Shares held by a Resident Holder in a taxation year will be included in the Resident Holder’s income for that taxation year for the purposes of the Tax Act.

Such dividends received (or deemed to be received) by a Resident Holder who is an individual (other than certain trusts) will generally be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to “taxable dividends” received or deemed to be received by individuals from “taxable Canadian corporations” (each as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends” in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as “eligible dividends” and the Corporation has made no commitments in this regard.

Dividends received or deemed to be received on Common Shares by a Resident Holder that is a corporation will be included in computing such Resident Holder’s income for the taxation year and will generally also be deductible in computing its taxable income for that taxation year, subject to all relevant restrictions under the Tax Act. In certain circumstances a taxable dividend received or deemed to be received by a Resident Holder that is a corporation may be deemed to be proceeds of disposition or a capital gain pursuant to subsection 55(2) of the Tax Act. Resident Holders that are corporations should consult their own tax advisors with respect to the application of subsection 55(2) of the Tax Act having regard to their own circumstances.

S-11

A Resident Holder that is a “private corporation”, as defined in the Tax Act, or a “subject corporation”, as defined for purposes of Part IV of the Tax Act, may be liable to pay tax under Part IV of the Tax Act (which generally is refundable, subject to the detailed rules of the Tax Act) on dividends received (or deemed to be received) on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Disposition of Common Shares

A disposition or a deemed disposition of a Common Share (other than to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market) by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or a capital loss) in the taxation year of the disposition or deemed disposition equal to the amount by which the proceeds of disposition of the Common Share exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder immediately before the disposition or deemed disposition and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”. The adjusted cost base to a Resident Holder of Common Shares acquired pursuant to this Offering will be determined by averaging the cost of such Common Shares with the adjusted cost base (determined immediately before the acquisition of the Common Shares) of all other Common Shares (if any) held by the Resident Holder as capital property immediately prior to the acquisition.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years (but not against other income), to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may, in certain circumstances, be reduced by the amount of dividends previously received or deemed to have been received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

S-12

Additional Refundable Tax

A Resident Holder that: (i) throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act), or (ii) at any time in the relevant taxation year, is a “substantive CCPC” (as defined in the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which generally includes certain amounts in respect of any taxable capital gains and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Holders Not Resident in Canada

The following summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any relevant income tax treaty or convention: (i) is neither resident nor deemed to be resident in Canada; and (ii) does not, and is not deemed to, use or hold Common Shares in connection with, or in the course of carrying on, a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as such term is defined in the Tax Act). Such a Non-Resident Holder should consult its own tax advisors.

Receipt of Dividends on Common Shares

Any dividends paid or credited, or deemed to be paid or credited, on the Common Shares to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend or deemed dividend unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the Non-Resident Holder’s country of residence and to which the Non-Resident Holder is entitled to the full benefits. For instance, where the Non-Resident Holder is a resident of the United States that is entitled to full benefits under the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), and is the beneficial owner of the dividends (a “US Treaty Holder”), the rate of Canadian withholding tax applicable to dividends is generally reduced to 15% (or 5% in the case of a US Treaty Holder that is a corporation beneficially owning at least 10% of the Corporation’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting, to which Canada is a signatory, affects many of Canada’s bilateral tax treaties (but not the Treaty), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Common Shares

A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of a Common Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

S-13

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX), at the time of disposition, Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60 month period that ends at the time of the disposition of the Common Shares, the following two conditions are met concurrently: (i)(a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the foregoing, owned 25% or more of the issued shares of any class or series of the shares of the capital stock of the Corporation; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) “Canadian resource properties” (as defined in the Tax Act); (c) “timber resource properties” (as defined in the Tax Act); and (d) options in respect of, or interests in or for civil law rights in, property described in (a) to (c), whether or not such property exists. Notwithstanding the foregoing, Common Shares may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

In the event that a Common Share constitutes taxable Canadian property (or is deemed to be taxable Canadian property) of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Resident Holders under “Disposition of Common Shares” will generally apply to the Non-Resident Holder.

A Non-Resident Holder contemplating a disposition of Common Shares that may constitute taxable Canadian property should consult its own tax advisors prior to such disposition.

RISK FACTORS

An investment in the Offered Shares offered hereunder involves certain risks. In addition to the other information contained in this Prospectus, including the risk factors set forth in the accompanying Base Shelf Prospectus, and in the documents incorporated by reference therein, prospective purchasers of Offered Shares should consider carefully the risk factors set forth below, as well as the risk factors referenced under the heading “Risk Factors” in the accompanying Base Shelf Prospectus, the AIF, the Annual MD&A and the Interim MD&A.

Potential Dilution

The Corporation may issue additional securities, which may dilute existing securityholders, including purchasers of the Offered Shares hereunder. The Corporation may also issue debt securities that have priority over holders of Common Shares with respect to payment in the event of an insolvency or winding- up of the Corporation. Securityholders will have no pre-emptive rights in connection with any such further issuances. The Corporation’s board of directors has the discretion to determine the price and terms for any issuances of Common Shares.

Positive Return not Guaranteed

There is no guarantee that the Offered Shares will earn any positive return in the short term or long term. A holding of Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

S-14

Discretion in the Use of Proceeds

The Corporation intends to allocate the net proceeds it will receive this an offering as described under “Use of Proceeds” in this Prospectus Supplement. There may be circumstances where, based on results obtained or for other sound business reasons, a reallocation of funds may be deemed prudent or necessary. Accordingly, the Corporation will have broad discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in this Prospectus Supplement if it believes it would be in its best interests to do so as circumstances change. Investors may not agree with how the Corporation allocates or spends the proceeds from an offering of Offered Shares under this Prospectus Supplement. The failure by the Corporation to apply these funds effectively could have a material adverse effect on the Corporation’s business, financial condition, cash flows, results of operations or prospects.

Additional Fund Requirements

The Corporation anticipates that it will require funds beyond the net proceeds of the Offering in order to achieve its long-term business objectives. There is no assurance that the Corporation will be able to secure additional equity or alternative financing when required. To the extent that the Corporation is unable to raise additional financing, the Corporation will curtail operational activities which may ultimately delay the advancement of its projects.

Completion of the Offering

Pursuant to the terms of the Underwriting Agreement, the completion of the Offering is subject to a number of customary closing conditions, including but not limited to, listing of the Offered Shares on the TSX, and will be subject to the Corporation fulfilling all of the requirements of the TSX. There can be no certainty that the Offering will be completed.

Enforcement of Rights in Foreign Jurisdictions

The Corporation’s material subsidiaries, which directly own a significant portion of the Corporation’s assets, are incorporated under the laws of foreign jurisdictions. In addition, all the Corporation’s operations are located outside of Canada. Further, certain of the Corporation’s directors, officers and management are residents of countries other than Canada, with all or a substantial portion of such person’s assets located outside of Canada. As such, in case of disputes arising from its operations, the Corporation may be subject the exclusive jurisdiction of foreign courts or face difficulties in bringing foreign parties under to the jurisdiction of the courts in Canada. The legal systems of countries where disputes may be brought against the Corporation may not be mature and the legal practice may not be developed, such that the correct legal position may be uncertain or that the Corporation may be unable of enforcing our understanding of rights or titles. Any adverse or arbitrary decision of a foreign court may have a material and adverse impact on our business, financial condition, and results of operations. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of courts of another jurisdiction obtained against the Corporation or its directors and officers predicated upon the civil liability provisions of the securities laws of such other jurisdiction, or be competent to hear original actions brought in Canada against the Corporation or its directors and officers predicated upon the securities laws of such other jurisdiction.

Payment of Dividends

Intermap has not declared or paid any dividends on the Common Shares, and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, Intermap anticipates that it will retain future earnings and other cash resources for the operation and development of its business. The declaration and payment of future dividends will be at the discretion of the Board, and may be affected by various factors including, among other things, the Corporation’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. There can be no assurance that Intermap will be in a position to pay dividends at the rate anticipated (or at all) in the future.

INTERESTS OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Norton Rose Fulbright Canada LLP, on behalf of Intermap, and by Bennett Jones LLP, on behalf of the Underwriters. As at the date of this Prospectus Supplement, the partners and associates of Norton Rose Fulbright Canada LLP, and the partners and associates of Bennett Jones LLP, each as a group, own, directly or indirectly, less than 1% of each class of outstanding securities of the Corporation.

S-15

The audited consolidated financial statements for the years ended December 31, 2024 and December 31, 2023, together with the notes thereto, incorporated by reference into the Prospectus, have been audited by KPMG LLP, Chartered Professional Accountants, as indicated in their report dated March 31, 2025, also incorporated by reference in this Prospectus Supplement. KPMG LLP have confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and that they are independent accountants with respect to the Corporation under all relevant US professional and regulatory standards.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after the later of (a) the date that the Corporation (i) filed this Prospectus Supplement or any amendment on SEDAR+ and a receipt is issued and posted for the document, and (ii) issued and filed a news release on SEDAR+ announcing that the document is accessible through SEDAR+, and (b) the date that the purchaser or subscriber has entered into an agreement to purchase the securities or a contract to purchase or a subscription for the securities. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser. Rights and remedies also may be available to purchasers under U.S. law and purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

S-16

CERTIFICATE OF THE UNDERWRITERS

Date: September 24, 2025

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the Base Shelf Prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.

STIFEL NICOLAUS CANADA INC.

(signed) “Brandon Roopnarinesingh”
Brandon Roopnarinesingh
Director

CANACCORD GENUITY CORP.	BEACON SECURITIES LIMITED

(signed) “Jason Sleeth”	(signed) “Justin Gilman”
Jason Sleeth	Justin Gilman
Managing Director	Managing Director

SC-1

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada other than the province of Quebec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus constitutes a public offering of the securities only in those jurisdictions where such securities may be lawfully offered for sale and, in such jurisdictions, only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 385 Inverness Pkwy, Suite 105, Englewood, Colorado, USA 80112, telephone: 303-708-0955, and are also available electronically at www.sedarplus.ca. See “Documents Incorporated by Reference”.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	September 15, 2025

INTERMAP TECHNOLOGIES CORPORATION

$100,000,000

Common Shares

Preferred Shares

Debt Securities

Subscription Receipts

Warrants

Units

Intermap Technologies Corporation (“Intermap”, the “Corporation”, “we”, “our”, or “us”) may from time to time, during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid, offer and sell or otherwise distribute: (i) Class A common shares in the capital of the Corporation (“Common Shares”); (ii) preferred shares issuable in series in the capital of the Corporation (“Preferred Shares”); (iii) bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description of the Corporation (collectively, “Debt Securities”), including Debt Securities convertible or exchangeable into other securities of the Corporation; (iv) subscription receipts of the Corporation (“Subscription Receipts”); (v) warrants of the Corporation (“Warrants”); and/or (vi) units comprised of one or more of the other securities described in this Prospectus in any combination (“Units” and, together with the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and Warrants, the “Securities”) in an aggregate offering amount of up to $100,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering). The aggregate initial offering price shall be calculated, in the case of interest-bearing Debt Securities, on the basis of the principal amount of Debt Securities issued, and, in the case of non-interest bearing Debt Securities, on the basis of the gross proceeds received by the Corporation from the particular offering.

Securities may be offered separately or together, in amounts, at prices and on such terms and conditions as may be determined from time to time depending on, among other things, the Corporation’s financing requirements, market conditions at the time of sale and other factors. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to the Corporation. See “Plan of Distribution”.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more prospectus supplements (each, a “Prospectus Supplement”) that will be delivered to prospective purchasers together with this Prospectus to the extent required by applicable laws. The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of Securities to which the Prospectus Supplement pertains.

Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities. The Corporation may also include in a Prospectus Supplement specific terms pertaining to the Securities which are not within the options and parameters set forth in this Prospectus.

Prospective purchasers should be aware that the purchase of Securities may have tax consequences, both in the United States and in Canada, which may not be fully described in this Prospectus or in any Prospectus Supplement. Prospective purchasers should read the tax discussion, if any, in the applicable Prospectus Supplement and consult with an independent tax advisor.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers in accordance with applicable securities laws or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the sale of such Securities, the terms of engagement and the compensation of any such underwriters, dealers or agents.

To the extent permitted by applicable law, in connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), any underwriters, dealers or agents, when purchasing as principal, may over-allot or effect transactions intended to fix or stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Any offering of Preferred Shares, Debt Securities, Subscription Receipts or Units will be a new issue of securities. The issued and outstanding Common Shares are listed on the Toronto Stock Exchange under the symbol “IMP” and on OTCQX® Best Market under the symbol “ITMSF”. Unless otherwise specifically stated in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units in the secondary market (if any), the transparency and availability of trading prices (if any), the liquidity of the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units (if any), and the extent of issuer regulation. See “Risk Factors” in this Prospectus and in any applicable Prospectus Supplement.

Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units will not be listed on any securities exchange.

ii

Each of Patrick Blott, Chairman, Chief Executive Officer and a director of the Corporation, Jennifer Bakken, Chief Financial Officer of the Corporation and Jordan Tongalson, a director of the Corporation, reside outside of Canada and, accordingly, have appointed Intermap Technologies Corporation, at 840 6 Avenue S.W., Suite 200, Calgary Alberta, T2P 3E5 as their agent for service of process in Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

The distribution of Securities hereunder is subject to approval of certain legal matters on behalf of the Corporation by Norton Rose Fulbright Canada LLP.

The head office of the Corporation is located at 385 Inverness Pkwy, Suite 105, Englewood, Colorado, USA 80112. The registered office of the Corporation is located at 3700, 400 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

An investment in the Securities involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. Prospective purchasers should carefully consider the risk factors described in this prospectus under “Note Regarding Forward-Looking Statements” and “Risk Factors” and the risk factors in the Corporation’s documents which are incorporated by reference herein for a description of risks involved in an investment in the Securities.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement on Form F-10, of which this Prospectus constitutes a part (the “Registration Statement”), may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES EXCHANGE COMMISSION IN THE UNITED STATES (THE “SEC”) NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

iii

iv

NOTICE TO PURCHASERS

This Prospectus provides a general description of the Securities that Intermap may offer from time to time. Each time the Corporation offers and sells Securities under this Prospectus, the Corporation will provide prospective purchasers with a Prospectus Supplement that will contain specific information about the terms of that offering, and may also add, update or change information contained in this Prospectus. Before investing in any Securities, prospective purchasers should rely only on the information contained in: (a) this Prospectus and any applicable Prospectus Supplement; and (b) any documents incorporated by reference in this Prospectus or in any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide prospective purchasers with different or additional information. If anyone provides prospective purchasers with any different or inconsistent information, prospective purchasers should not rely on it. Prospective purchasers should bear in mind that although the information contained in, or incorporated by reference in, this Prospectus is intended to be accurate as of the date hereof or the date of such documents incorporated by reference, respectively, such information may also be amended, supplemented or updated, as may be required by applicable securities laws, by the subsequent filing of additional documents deemed by applicable securities laws to be, or otherwise incorporated by reference into this Prospectus, any Prospectus Supplement and by any subsequently filed prospectus amendments, if any. This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully distributed and therein only by persons permitted to distribute such Securities. The Corporation is not making any offer of Securities in any jurisdiction where the offer is not permitted by law.

In this Prospectus, all references to “$” or “C$” are to Canadian dollars, and all references to “US$” are to United States dollars. Unless otherwise indicated, all financial information included or incorporated by reference in this Prospectus and any applicable Prospectus Supplement has been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board, which are also generally accepted accounting principles for publicly accountable enterprises in Canada.

The Corporation may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of $100,000,000 or the equivalent in other currencies.

Information on or connected to the Corporation’s website, even if referred to in a document incorporated by reference herein, does not constitute part of this Prospectus.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain “ forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933 (the “U.S. Securities Act”) and the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). Such forward-looking statements include, without limitation, forecasts, estimates, plans, projections, targets, expectations and objectives for future operations and financial results that are subject to assumptions, risks and uncertainties, many of which are beyond the control of Intermap. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “may”, “can”, “will”, “shall”, “should”, “could”, “anticipate,” “expect,” “project,” “estimate,” “forecast,” “plan,” “hope”, “likely”, “intend,” “target,” “believe,” and similar expressions, or are events or conditions that “will”, “would”, “may”, “could” or “should” occur or be achieved. In addition to the forward-looking statements contained in the documents incorporated by reference herein, this Prospectus contains forward-looking statements pertaining to, without limitation: certain terms of the Securities; the manner in which Securities may be offered or distributed pursuant to this Prospectus and any Prospectus Supplement, including the engagement of underwriters, dealers or agents for such purposes; the markets (or lack thereof) for trading in any of the Securities following their issuance under this Prospectus and any Prospectus Supplement; the potential use of proceeds by the Corporation from the issuance of the Securities; and sources and uses of cash.

Forward-looking statements should not be read as guarantees of future performance and are subject to significant risks, uncertainties, and other key factors that could cause actual results or events to be materially different from those anticipated in such forward-looking statements. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, those factors discussed under the headings “Risk Factors” in the AIF (as defined herein) and “Forward-Looking Statements” in the Interim MD&A (as defined herein) and Annual MD&A (as defined herein), including:

●	adequate liquidity being available to the Corporation to carry out its operations;
●	payments on material contracts occurring within a reasonable period of time after payment is due;
●	the Corporation’s products and services will continue to be sold successfully;
●	the Corporation’s business development activities will continue to be successful;
●	no significant delays in development and commercialization of the Corporation’s products;
●	the Corporation continuing to maintain sufficient and effective production and software development capabilities to compete on the attributes and cost of its products;
●	no significant reduction in the availability of qualified and cost-effective human resources;
●	continued existence and productivity of subsidiary operations;

1

●	demand for geospatial related products and services continuing to grow in the foreseeable future;
●	no significant barriers to the integration of the Corporation’s products and services into customers’ applications;
●	the Corporation being able to maintain compliance with applicable contractual and regulatory obligations and requirements;
●	superior technologies/products not developing that would render the Corporation’s current product offerings obsolete; and
●	risks related to government trade policies, including potential impacts of tariffs, duties, fees, economic sanctions, or other trade measures, and the potential impact on the Corporation.

The forward-looking statements in this Prospectus and the documents incorporated by reference herein reflect Intermap’s beliefs and assumptions with respect to, among other things, such things as: cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, political decisions, and evolving government trade policies, including potential and announced tariffs, duties, fees, economic sanctions, or other trade measures, international and political considerations, Common Share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, and a breakdown of strategic alliances. In some instances, this Prospectus and the documents incorporated by reference herein may also contain forward-looking statements attributed to third parties. Management believes that its assumptions and analysis in this Prospectus are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable. However, management cannot assure readers that these expectations will prove to be correct.

Readers are therefore cautioned that they should not unduly rely on the forward-looking statements included in this Prospectus or any documents incorporated by reference. All forward-looking statements contained in this Prospectus are expressly qualified by this cautionary statement. The Corporation cautions that the foregoing list of factors that may affect future results is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. The forward-looking statements contained in this Prospectus are made as of the date of this Prospectus, and Intermap does not undertake any obligation to publicly update, revise any forward-looking statements, reflect new information, subsequent events or otherwise, except as required by applicable securities laws.

Additional information on these and other risks, uncertainties and factors that could affect the Corporation are provided in the disclosure documents filed from time to time with the securities commission or similar regulatory authority in each of the provinces of Canada. In particular, see “Risk Factors” in the AIF incorporated by reference into this Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions and similar regulatory authorities in each of the provinces of Canada and with the SEC.

Under applicable securities laws in Canada, the Canadian securities commissions or similar regulatory authorities allow the Corporation to incorporate by reference certain information that it files with the Canadian securities commissions or similar regulatory authorities, which means that the Corporation can disclose important information to prospective purchasers by reference to those documents. Information that is incorporated by reference is an important part of this Prospectus. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Chief Financial Officer of the Corporation by mail to 385 Inverness Pkwy, Suite 105, Englewood, Colorado, USA 80112 or by telephone at 303-708-0955, and are also available electronically under the Corporation’s issuer profile at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System at www.sec.gov.

2

The following documents of the Corporation have been, or will be, filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada, and filed with, or furnished to, the SEC, and are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the annual information form of the Corporation dated March 31, 2025 for the year ended December 31, 2024 (the “AIF”);

(b)	the audited annual consolidated financial statements of the Corporation for the years ended December 31, 2024 and 2023, together with the notes thereto and the auditor’s report thereon;

(c)	the management’s discussion and analysis of the Corporation for the year ended December 31, 2024 (the “Annual MD&A”);

(d)	the material change report of the Corporation dated March 3, 2025, in connection with its private placement of Common Shares;

(e)	the unaudited condensed consolidated interim financial statements of the Corporation as at and for the three and six-month periods ended June 30, 2025;

(f)	the interim management’s discussion and analysis of financial results for the quarter ended June 30, 2025 (the “Interim MD&A”); and

(g)	the management information circular dated May 28, 2025, prepared in connection with the Corporation’s annual general meeting held on June 26, 2025.

Any documents of the type required by National Instrument 44-101 Short Form Prospectus Distributions to be incorporated by reference herein including, without limitation, any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, interim and annual management’s discussion and analysis, information circulars, annual information forms and business acquisition reports filed by the Corporation with the securities commissions or similar regulatory authorities in the provinces of Canada subsequent to the date of this Prospectus, and prior to the termination of any distribution hereunder, are deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document (or part thereof) which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document (or part thereof) that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form and related audited annual financial statements and management’s discussion and analysis being filed by Intermap with, and where required, accepted by, the securities commission or similar regulatory authority in each of the provinces of Canada during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of Intermap’s financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future distributions of Securities under this Prospectus. Upon new interim financial statements and related management’s discussion and analysis being filed by Intermap with the securities commission or similar regulatory authority in each of the provinces of Canada during the term of this Prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into Prospectus for purposes of future distributions of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Corporation being filed by Intermap with the securities commission or similar regulatory authority in each of each of the provinces of Canada during the term of this Prospectus, the information circular for the preceding annual meeting of shareholders of the Corporation shall be deemed no longer to be incorporated into this Prospectus for purposes of future distributions of Securities under this Prospectus.

3

Each annual report on Form 40-F (or another applicable form) filed by the Corporation with the SEC is incorporated by reference in the Registration Statement. In addition, any report on Form 6-K (or another applicable form) filed or furnished by the Corporation with the SEC after the date of this Prospectus shall be deemed to be incorporated by reference in the Registration Statement only if and to the extent expressly provided in such report. The Corporation’s reports on Form 6-K and its annual report on Form 40-F (and other SEC filings made by the Corporation) are available at the SEC’s website at www.sec.gov.

Certain marketing materials (as that term is defined in applicable securities legislation) may be used in connection with a distribution of Securities under this Prospectus and any applicable Prospectus Supplement. Any template version of marketing materials (as those terms are defined in applicable securities legislation) pertaining to a distribution of Securities, and filed by the Corporation after the date of the applicable Prospectus Supplement for the offering and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in such Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to prospective purchasers together with this Prospectus to the extent required by applicable securities laws. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of Securities to which the Prospectus Supplement pertains.

Prospective purchasers should rely only on the information contained or incorporated by reference in this Prospectus or any Prospectus Supplement. The Corporation has not authorized anyone to provide prospective purchasers with different or additional information. The Corporation is not making an offer of these Securities in any jurisdiction where the offer is not permitted by law. Prospective purchasers should bear in mind that although the information contained in, or incorporated by reference in, this Prospectus is intended to be accurate as of the date hereof or the date of such documents incorporated by reference, respectively, such information may also be amended, supplemented or updated, as may be required by applicable securities laws, by the subsequent filing of additional documents deemed by applicable securities laws to be, or otherwise incorporated by reference into this Prospectus, any Prospectus Supplement and by any subsequently filed prospectus amendments, if any.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed or furnished with the SEC as part of the Registration Statement: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; and (iii) the consent of KPMG LLP.

ADDITIONAL INFORMATION

In addition to its continuous disclosure obligations under the securities laws of each of the provinces of Canada, the Corporation is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and, in accordance with the U.S. Exchange Act, are also required to file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

The Registration Statement has been filed by the Corporation with the SEC in respect of the offering of securities. The Registration Statement contains additional information not included in this Prospectus, certain items of which are contained in the exhibits to such Registration Statement, pursuant to the rules and regulations of the SEC.

4

INTERMAP TECHNOLOGIES CORPORATION

General

Intermap was formed on January 31, 1996 and commenced active business operations on September 1, 1996. On November 11, 1996, the Corporation acquired all of the assets that had comprised the image mapping services division of Intera Information Technologies Corporation (“IITC”), a company which traces its history operating mapping aircraft for the U.S. Army back to 1919. On February 25, 1997, Intermap amalgamated with a junior capital pool corporation (effectively a publicly listed shell company) listed on the Alberta Stock Exchange (now the TSX Venture Exchange). The Corporation changed its name to Intermap Technologies Corporation on May 25, 1999.

The assets acquired from IITC included cash and cash equivalents, employees, contracts, software, equipment, and goodwill. On November 11, 1996, under a Transfer, Assignment, and License Agreement among Intermap, Environmental Research Institute of Michigan, and Intermap U.S.A., Intermap acquired the rights to certain International Traffic in Arms Regulations restricted digital mapping technology developed by the Defense Advanced Research Projects Agency (“DARPA”).

Today, Intermap generates revenue from two market segments, government and commercial, and three product categories: geospatial data collection, value-added data production and licensing, and related downstream software solutions and services. Intermap’s software solutions and services are unique because they bundle Intermap’s proprietary data collection, processing infrastructure, and archive library.

Intermap Technologies Inc. is a wholly owned subsidiary of the Corporation formed under the laws of Delaware, which, together with its subsidiaries, comply with U.S. Federal Government requirements that qualified U.S. Persons own and control the regulated dual-use technology used by Intermap.

Description of the Business

Intermap is focused on the creation, analysis, and provisioning of 3D terrain data and high-resolution thematic models of the Earth’s surface. The Corporation helps customers understand their terrain environment, as well as its natural and manmade features, to inform better decisions. Organizations that use its products include government planners, space and orbital sensor companies, GIS software users, regulatory agencies, insurance companies, military organizations, aviation authorities, commercial airlines, drone and helicopter companies, natural resource companies, telecommunications companies, environmental consultants, road transportation and logistics companies, land use planners, agricultural companies, consumer recreation apps, and navigation, simulation, and visualization companies.

Intermap deploys patented, dual-use sensors and processing technology that collect and fuse massive and disparate raw datasets into its commercial 3D geospatial library, called NEXTMap. It then produces a suite of versatile, remotely sensed, 3D and multidimensional digital elevation models (“DEM”), precise, ground- true ortho-rectified images, map layers, thematic models, related digital infrastructure, software products, and solutions, all dynamically exploiting available sources, anytime, anywhere, at global scale - Your World. Made Simple.

Intermap’s sensor-agnostic, multiple-source approach, combined with proprietary, dual-use, company- owned military-grade sensors, which can be deployed as needed, patented processing engines and unique library, generate valuable, actionable geospatial intelligence. Its high-resolution, ground-true 3D data delivers decision advantage from a distance, with analytics available at speeds and scale, remotely through the cloud, that eliminate the need to deploy expensive, on-the-ground or in-field resources to answer geospatial questions and solve problems. This remote action is enabled by the dynamic geospatial intelligence Intermap provides.

Intermap’s customers can monitor and take remote action to optimize their land, air, space and sea assets; direct military mapping, surveillance, reconnaissance, and disaster response missions; monitor and analyze wetland, ice, vegetation, forest cover, including forest densities, harvest, soil erosion, depletion, regeneration, and flood zones; deploy highly reliable and precise operational navigation systems; conduct large scale transportation management, utility and land use planning, and remote insurance underwriting.

5

Over an extended period, Intermap invested several hundred million dollars to establish and productize its NEXTMap library of global 3D terrain data, much of it funded by meeting technology requirements for the U.S. government, including DARPA, the National Aeronautics and Space Administration, and the National Geospatial-Intelligence Agency. For its government customers, Intermap collects airborne IFSAR data, using a fleet of high-altitude jet aircraft equipped with dual-use and proprietary military-grade P-band SAR and X-band IFSAR sensors. The Corporation has also patented a unique process to build highly accurate, 3D bare-earth digital terrain models, using proprietary radar that can penetrate to the ground through natural and manmade obstructions. In addition to 3D digital surface models, Intermap provides extremely accurate DTMs over the same coverage areas. Intermap also invested more than $38 million from 2012 to 2016 to build leading-edge, 3D data exploitation and dissemination capability, using proprietary software, so products and solutions derived from its NEXTMap global library, augmented as required with new collections, are delivered with speed and scale, using intuitive, cloud-based software products and application programming interfaces accessible to non-expert geospatial users.

Intermap’s patented Intelligent Resolution Improvement System (“IRIS”) is a flexible and automated workflow technology that produces proprietary, source-agnostic, enhanced DEMs covering the entire land area of the Earth several times over, combining its NEXTMap library with new collections from its own sensors, as well as from other multi-source data, including remotely sensed 3D points from LiDAR, 2D EO/optical and SAR sensors from airborne and space platforms. By incorporating multi-source data, IRIS builds sensed 3D points capturing a broad electromagnetic spectrum of information and provides more precise and reliable 3D models than alternative approaches that use single source data, statistics, and interpolation to estimate reality. IRIS enables Intermap to maintain, refresh, enrich and operationalize NEXTMap so its installed solutions comprise the best 3D data available from multiple sources, efficiently tailored to meet requirements, while never becoming stale.

The Corporation’s policy is to retain intellectual property rights to its data. Intermap offers elevation data products as-a-service, software as-a-service and data licenses. Its customers on every continent benefit from Intermap’s content and architecture to maximize their own geospatial investment. In this way, Intermap helps governments build their authoritative geospatial datasets to rigorous specifications in 3D, then leverages that highest quality data to solve problems for commercial customers. Intermap’s integrated collection, processing, exploitation, and delivery, allow clients to build and manage world-class foundation data, providing ground truth so subsequent data layers can work together. This is particularly important for military applications. Intermap has worked with more than 50 countries to build their geospatial infrastructure. Recent advances in computing power, sensor resolution and variety, machine learning technology, and data architectures have made the exploitation of integrated datasets more accessible and valuable than ever. Commercial clients benefit from Intermap’s ability to leverage its core NEXTMap global library and proprietary cloud infrastructure, and integrate geospatial intelligence seamlessly into their traditional workflows, without the need for expert users – providing better answers, greater profitability, faster delivery and improved safety and accuracy without exorbitant capital spending.

For many reasons, the geospatial industry is at an important inflection point, in government and commercial markets, where powerful 3D data is made available to non-expert users to inform decisions. For many important applications, 3D data works far better than traditional 2D data to provide answers to geospatial problems, particularly for problems requiring automated change detection. Because of its long history, Intermap is in a key position to facilitate and benefit from this trend, which is accelerating, by operationalizing global-scale 3D data. The Corporation has extensive experience and continues to invest in global-scale, high-precision, 3D, source-agnostic data creation and delivery. Since 2017, it has built the tools, library and technology to provision these assets with speed, in the cloud, and integrated into user workflows, all reliably sourced from Intermap’s trusted and proprietary global, 3D foundation layer at 1- meter resolution, with congruent orthorectified imagery at better than 25cm resolution.

Intermap’s new applications are tailored to specific industries and even specific government agencies and companies, making the solutions cost effective and increasing customer reliance. Our innovative business model brings geospatial answers directly to imperative problems, offering data quality and speed as competitive advantages, and allowing our customers to acquire, repurpose, enrich and combine valuable geospatial data to answer questions and solve problems in ways that they can access from Intermap, without the need to duplicate complex infrastructure or sift through expensive data they do not need with uncertain quality and sourcing.

6

Intermap’s data margin is the difference between the cost of goods to develop new data products through NEXTMap and proprietary collection or acquisition (build) and the ability to monetize those data products as licenses, software or solution sales (deploy). Combined with advances in sensors and computing power, Intermap’s legacy capital investment in technology, data, sensors, systems architecture and platform allows us to monetize our products with high data margin. The Corporation’s growing NEXTMap geospatial library powers AI-driven algorithms, making each new solution faster, cheaper to build, richer in content and more relevant. Intermap’s proprietary data library, unique sensors, patented technology, low latency process to create and maintain data, and related application tools, collectively provide the Corporation with tremendous operating leverage and competitive advantages, driving product margins, volume, automation, and repeatability without incurring significant additional costs. This is the value of owning and maintaining a highly precise global digital elevation model and library.

For example, Intermap’s elevation data as-a-service and elevation analysis as-a-service, which deliver x, y and z coordinates, are growing +30%, driven by non-expert geospatial users in the insurance, telecommunications, and aviation industries. Similar trends are taking shape in government and military markets, to reduce latency, as decision makers push 3D geospatial capability to their non-expert geospatial users “at the edge.”

Under its current leadership, Intermap has been working to leverage its dual-use, regulated and recently upgraded military technology to re-enter the U.S. government market as a service provider to various U.S. government departments. In January 2023, Intermap was awarded its first task orders under the U.S. Defense Department’s JANUS contract and provided geospatial products processed using its advanced Artificial Intelligence (“AI”) / Machine Learning (“ML”) technology to support the program’s mission to create and integrate geospatial intelligence for authoritative, seamless, worldwide datasets. The following month, Intermap was selected by the U.S. Department of Defense to present its newest artificial intelligence processing technology and demonstrate how it can support the U.S. government with actionable, geo- precise data for situational awareness and planning processes.

In January 2024, Intermap was awarded a major contract to map the island of Sulawesi, representing 10% of Indonesia’s landmass under the national One Map program. This significant achievement demonstrates the Corporation’s ability to deliver high-resolution, cloud- and foliage-penetrating 3D data in dense tropical regions. Shortly thereafter, Intermap commenced work on the program, combining its unique airborne IFSAR technology with advanced AI/ML analytics to provide world-class geospatial capabilities.

European Union Aviation Safety Agency, which has a reciprocal authority with the Federal Aviation Administration, awarded global certification to Intermap and its exclusive partner, Lufthansa Systems GmbH, to deliver NEXTView, a first of its kind elevation data as-a-service for aviation. Since achieving certification, Intermap has recently sold NEXTView to several federal aviation authorities and national mapping agencies for their beta tests. As it becomes adopted, NEXTView will dramatically improve avionics systems used for navigation, terrain warning systems and flight planning. NEXTView is anticipated to improve flight safety and efficiency around the world, making air travel safer, more accessible and more profitable.

At the same time, NEXTMap is dual-purposed for commercial drone work, enabling more efficient flight planning and extending the range of beyond-line-of-sight drones. The Corporation recently signed a leading manufacturer of aviation-grade drone technology and a service provider for a wide range of drone deployments. This new subscription agreement is indicative of growing demand for reliable navigation data as the drone market grows.

Intermap continues to be the preferred provider for many governments that are building some of the world’s most complex geospatial foundation datasets. Intermap is currently building situational awareness for five national governments on four continents. Colombia’s federal mapping agency, IGAC, continues to contract with Intermap to build high-resolution, 3D models and analytics in mountainous jungle terrain obscured by nearly perpetual cloud cover in the Amazon Rainforest. Intermap is continuing to see growth in InsitePro subscription revenue and customers are renewing each year with increased annual premium and usage. Intermap’s patented, low latency IRIS technology, combined with NEXTMap, is being utilized to turn space imagery into useful geospatial intelligence by enabling orbital space infrastructure, including for orthorectification and altimetry-based accuracy validation.

7

In addition, Intermap will consider deploying proceeds from any offerings to fund acquisitions that would increase growth and accelerate the achievement of its strategic objectives. Process and technology automation will be key drivers in creating value at target companies with labor-intensive workflows.

For additional information in respect of the business and operations of Intermap, please refer to the headings “Corporate Structure,” “General Development of the Business” and “Description of the Business” in the AIF and the heading “Business Overview” in the Annual MD&A and updated in the Interim MD&A, all of which are incorporated by reference in this Prospectus.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation on a consolidated basis since June 30, 2025.

PRIOR SALES

The prior sales of each class and series of securities that will be distributed under this Prospectus will be disclosed in each applicable Prospectus Supplement.

TRADING PRICE AND VOLUME

Trading price and volume of the Corporation’s securities will be provided as required for all of our listed securities, as applicable, in each Prospectus Supplement to this Prospectus.

EARNINGS COVERAGE RATIO

Information regarding earnings coverage ratios will be provided in the applicable Prospectus Supplement relating to any offering of Debt Securities having a term to maturity in excess of one year or Preferred Shares, as required by applicable securities laws.

USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Unless otherwise specified in the applicable Prospectus Supplement, Intermap currently intends to use the net proceeds from the sale of Securities to expand and develop the Corporation’s offerings, pursue new strategic contracts and for general corporate purposes. Intermap has no specific, actionable, identified acquisition targets or research projects outside the normal course of business. All capital expenditures are discretionary.

In financial years prior to 2024, the Corporation had a number of years of negative operating cash flow, as disclosed in the Corporation’s financial statements. Although the Corporation intends to use the net proceeds from the sale of Securities as set forth above, to the extent that the Corporation has negative cash flow from operating activities in future periods, the Corporation may need to use a portion of the proceeds from any offering to fund such negative cash flow. See “Risk Factors – Cash Flow and Liquidity Uncertainty”, “– Discretion in the Use of Proceeds” and “– Availability of Capital” as well as the other risk factors described under the heading “Risk Factors” in this Prospectus.

Intermap intends to continue its twin objectives of winning major, recurring business with U.S. and allied governments as well as converting its commercial business into “as-a-service” subscriptions. With its patented, proprietary technology, Intermap is uniquely positioned to provide government and commercial customers with global, precise, current, dynamic 3DGi. Building on its authoritative data and source- agnostic, scale-invariant processing engine, the Corporation intends to compete for and win significant government and commercial business around the world.

8

The Corporation is executing its business strategy as follows:

●	Government contract awards for data collection and GIS products in Indonesia, with ongoing negotiations for various programs and services with the US government as well as the governments of Malaysia, South Korea, Vietnam, Thailand, Colombia and Peru.

●	Base revenue for existing software licenses with renewals.

●	Base revenue from multiyear, recurring customers for GIS products with growth based on new and expanded commercial applications, including aviation, drone and natural perils, including flood, wildfire, windstorms, hail, lightning, earthquake, landslide, volcano, tsunami, sea level rise, drought, heat stress and precipitation.

The amount of net proceeds to be used for any of the above purposes will be set forth in a Prospectus Supplement. The Corporation may invest funds which it does not immediately use. Such investments may include short-term marketable investment grade securities.

PLAN OF DISTRIBUTION

The Corporation may sell the Securities: (i) to or through underwriters purchasing as principal; (ii) directly to one or more purchasers in accordance with applicable securities laws; (iii) through agents; or (iv) through a combination of any of these methods of sale.

The distribution of the Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be increased or decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation or from other parties, including in the form of underwriters’, dealers or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

The Prospectus Supplement relating to each offering of Securities will set forth the terms of the offering of the Securities, including to the extent applicable, the initial offering price, the proceeds to the Corporation, the underwriters’, dealers’ or agents’ compensation or other discount or selling concession to be allowed or re-allowed to underwriters’ or dealers. Any underwriters, dealers or agents with respect to a particular offering of Securities will be named in the Prospectus Supplement relating to such offering.

In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the securities legislation of each of the provinces of Canada and under the U.S. Securities Act.

9

Each series of the Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, the Securities (other than Common Shares) will not be listed on any securities exchange. Certain broker dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker dealer will make a market in the Securities of any series or as to the liquidity of the trading market, if any, for the Securities of any series.

Unless otherwise specified in the applicable Prospectus Supplement, this Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any Securities in the United States. Unless otherwise specified in the applicable Prospectus Supplement, the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, unless the Securities are registered under the

U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. Each underwriter, dealer and agent who participates in the distribution will agree not to sell or offer to sell or to solicit any offer to buy any Securities within the United States or to, or for the account or benefit of, a U.S. person, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

DESCRIPTION OF COMMON SHARES

The Corporation is authorized to issue an unlimited number of Common Shares.

Each Common Share entitles the holder to receive notice of and to attend all meetings of the shareholders of the Corporation (“Shareholders”), other than meetings at which only the holders of a specified class are entitled to vote. Each Common Share entitles the holder to one vote at all meetings of Shareholders. The holders of Common Shares, in the discretion of the board of directors of the Corporation, are entitled to receive out of any monies properly applicable to the payment of dividends, and after the payment of any dividends payable on the Preferred Shares of any series or any other class ranking prior to the Common Shares as to the payment of dividends, any dividends declared and payable on the Common Shares.

Upon any liquidation, dissolution or winding-up of the Corporation, or other distribution of the Corporation’s assets among its Shareholders for the purposes of winding-up the affairs of the Corporation, the holders of the Common Shares are entitled to share on a share-for-share basis in the distribution, subject to the prior rights of the holders of the Preferred Shares of any series, or any other class ranking prior to the Common Shares.

There are no pre-emptive or conversion rights and the Common Shares are not subject to redemption. All Common Shares currently outstanding and to be outstanding upon the exercise of any securities convertible into Common Shares, are or will be, fully paid and non-assessable.

DESCRIPTION OF PREFERRED SHARES

The particular terms and provisions of any class of Preferred Shares offered pursuant to a Prospectus Supplement will be described in such Prospectus Supplement. Any Preferred Shares offered pursuant to a Prospectus Supplement will be of a new class of preferred shares. Prior to an offering of Preferred Shares pursuant to a Prospectus Supplement, the Corporation would need to amend its articles to create the Preferred Shares, which would require a special resolution of the holders of Common Shares. Any Prospectus Supplement for Preferred Shares will set forth the terms and other information with respect to the Preferred Shares being offered thereby, including:

(a)	the offering price of the Preferred Shares;

(b)	the title and designation of the number of shares of the series of Preferred Shares;

(c)	the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to accumulate;

(d)	any conversion or exchange features or rights;

10

(e)	whether the Preferred Shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

(f)	any liquidation rights;

(g)	any sinking fund provisions;

(h)	any voting rights;

(i)	whether the Preferred Shares will be issued in fully registered or “book-entry only” form;

(j)	any other rights, privileges, restrictions and conditions attaching to the Preferred Shares; and

(k)	any other specific terms applicable to such Preferred Shares.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities.

Debt Securities may be issued separately or in combination with one or more other Securities. The Corporation may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this Prospectus.

The Debt Securities will be issued under one or more indentures (each, a “Debt Indenture”), in each case between the Corporation and a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee (each, a “Trustee”).

The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Debt Indenture, a copy of which will be filed by the Corporation with the securities commission or similar regulatory authority in each of the provinces of Canada after it has been entered into and will be available electronically at www.sedarplus.ca.

General

The Debt Securities may be issued from time to time in one or more series. The Corporation may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.

Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including:

(a)	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b)	any limit upon the aggregate principal amount of such Debt Securities;

(c)	the currency or currency units for which such Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars);

11

(d)	the offering price (at par, at a discount or at a premium) of such Debt Securities;

(e)	the date or dates on which such Debt Securities will be issued and delivered;

(f)	the date or dates on which such Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determination of such date(s);

(g)	the rate or rates per annum (either fixed or floating) at which such Debt Securities will bear interest (if any) and, if floating, the method of determination of such rate;

(h)	the date or dates from which any such interest will accrue and on which such interest will be payable and the record date or dates for the payment of such interest, or the method of determination of such date(s);

(i)	the nature and priority of any security for the Debt Securities;

(j)	if applicable, the provisions for subordination of such Debt Securities to other indebtedness of the Corporation, and the extent of that subordination;

(k)	the Trustee under the Debt Indenture pursuant to which such Debt Securities are to be issued;

(l)	any redemption term or terms under which such Debt Securities may be defeased whether at or prior to maturity;

(m)	any repayment or sinking fund provisions;

(n)	any events of default applicable to such Debt Securities;

(o)	whether such Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(p)	whether such Debt Securities will be exchangeable or convertible into Common Shares or other Securities of the Corporation, and the terms, conditions and procedures for such exchange or conversion and any provisions for the adjustment thereof;

(q)	if applicable, the ability of the Corporation to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities of the Corporation or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

(r)	the provisions applicable to the modification of the terms of the Debt Indenture; and

(s)	any other specific terms or covenants applicable to such Debt Securities.

The Corporation reserves the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus, provided that any Debt Securities will not be specified derivatives or asset-backed securities. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

12

Ranking

The Debt Securities will be direct secured or unsecured obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Corporation from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Corporation as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of the Corporation from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Corporation reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

Registration of Debt Securities

Debt Securities in Book Entry Form

Debt Securities of any series may be issued in whole or in part in the form of one or more global securities (“Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Debt Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series.

A Global Security may not be transferred, except as a whole between the Depositary and a nominee of the Depositary or as between nominees of the Depositary, or to a successor Depositary or nominee thereof, until it is wholly exchanged for Debt Securities in certificated non-book-entry form in accordance with the terms of the applicable Debt Indenture. So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Debt Indenture and payments of principal of and interest, if any, on the Debt Securities represented by a Global Security will be made by the Corporation to the Depositary or its nominee.

Owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in certificated non-book-entry form, will not be considered the owners or holders thereof under the applicable Debt Indenture and will be unable to pledge Debt Securities as security.

No Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(a)	there is a requirement to do so under applicable law;

(b)	the book-entry system ceases to exist;

(c)	the Corporation or the Depositary advises the Trustee that the Depositary is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debt Securities and the Corporation is unable to locate a qualified successor;

(d)	the Corporation decides, at its option, to terminate the book-entry system through the Depositary;

(e)	if provided for in the Debt Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Debt Indenture), participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the Debt Securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest; or

13

(f)	in such other circumstance as may be specified in the Debt Indenture;

whereupon such Global Security shall be exchanged for certificated non-book-entry Debt Securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

Principal and interest payments, if any, on the Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. Neither the Corporation, the Trustee nor any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Corporation, any underwriters, dealers or agents and any Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for: (i) records maintained by the Depositary relating to beneficial ownership interests in the Debt Securities held by the Depositary or the book-entry accounts maintained by the Depositary; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests; or (iii) any advice or representation made by or with respect to the Depositary and contained in this Prospectus or in any Prospectus Supplement or Debt Indenture with respect to the rules and regulations of the Depositary or at the direction of Depositary participants.

Unless otherwise stated in the applicable Prospectus Supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any Debt Securities represented by a Global Security.

Debt Securities in Certificated Form

Debt Securities of any series may be issued in whole or in part in registered form as provided in the applicable Debt Indenture.

In the event that the Debt Securities are issued in certificated non-book-entry form, principal and interest, if any, will be payable, the transfer of such Debt Securities will be registerable and such Debt Securities will be exchangeable for Debt Securities in other denominations of a like aggregate principal amount at the office or agency maintained by the Corporation. Payment of principal and interest, if any, on Debt Securities in certificated non-book-entry form may be made by cheque mailed to the address of the holders entitled thereto.

Subject to the foregoing limitations, Debt Securities of any authorized form or denomination issued under the applicable Debt Indenture may be transferred or exchanged for Debt Securities of any other authorized form or denomination or denominations. Any such transfer or exchange must be for an equivalent aggregate principal amount of Debt Securities of the same series and carry the same rate of interest and same redemption and other provisions as the Debt Securities so transferred or exchanged. Exchanges of Debt Securities of any series may be made at the offices of the applicable Trustee and at such other places as the Corporation may from time to time designate with the approval of the applicable Trustee and may be specified in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the applicable Trustee will be the registrar and transfer agent for the Debt Securities issued under the applicable Debt Indenture.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

A Subscription Receipt will entitle the holder thereof to receive a Common Share and/or other Securities, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Corporation or one or more of its subsidiaries. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscription Receipts will receive Common Shares and/or other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon. Holders of Subscription Receipts are not shareholders of the Corporation.

14

The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:

(a)	the number of Subscription Receipts;

(b)	the price at which the Subscription Receipts will be offered;

(c)	the designation and terms of the Securities that may be acquired on exchange of the Subscription Receipts;

(d)	the procedures for the exchange of the Subscription Receipts into Common Shares or other Securities;

(e)	the number of Common Shares or other Securities that may be obtained upon exercise of each Subscription Receipt;

(f)	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Common Share or Security;

(g)	the terms applicable to the holding and release or return of gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

(h)	whether the Subscription Receipts will be subject to redemption or call provisions and, if so, the terms of such redemption or call provisions;

(i)	whether the Subscription Receipts will be issued in fully registered or global form; and

(j)	any other material terms and conditions of the Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by the Corporation with the securities commission or similar regulatory authority in each of the provinces of Canada after it has been entered into by the Corporation and will be available electronically at www.sedarplus.ca.

Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts will have a contractual right of rescission against the Corporation, following the issuance of the underlying Common Shares or other Securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

15

DESCRIPTION OF WARRANTS

A Warrant will entitle the holder thereof to receive Common Shares, Preferred Shares or Debt Securities. Warrants may be offered separately or together with other Securities and may be attached to or separate from other Securities. The Warrants either will be issued under a warrant indenture or agreement that will be entered into by the Corporation or a trustee at the time of issuance of the Warrants or will be represented by warrant certificates issued by the Corporation. Holders of Warrants are not shareholders of the Corporation. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Warrants. This description will include, where applicable:

(a)	the title or designation of the Warrants;

(b)	the aggregate number of Warrants offered;

(c)	the currency or currency unit in which the Warrants are offered or denominated;

(d)	the price at which the Warrants will be offered;

(e)	the number of Common Shares and/or other Securities of the Corporation purchasable upon exercise of the Warrants and the procedures for exercise;

(f)	the exercise price of the Warrants;

(g)	the dates or periods during which the Warrants are exercisable and when they expire;

(h)	the designation and terms of any other Securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each such security;

(i)	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

(j)	whether the Warrants will be subject to redemption or call provisions and, if so, the terms of such redemption or call provisions;

(k)	whether the Warrants will be issued in fully registered or global form;

(l)	the material income tax consequences of owning, holding and disposing of the Warrants; and

(m)	any other material terms and conditions of the Warrants including, without limitation, transferability and adjustment terms and whether the Warrants will be listed on a stock exchange.

The Corporation reserves the right to include in a Prospectus Supplement specific terms and provisions pertaining to the Warrants in respect of which the Prospectus Supplement is filed that are not within the variables and parameters set forth in this Prospectus. To the extent that any terms or provisions or other information pertaining to the Warrants described in a Prospectus Supplement differ from any of the terms or provisions or other information described in this Prospectus, the description set forth in this Prospectus shall be deemed to have been superseded by the description set forth in the Prospectus Supplement with respect to those Warrants.

DESCRIPTION OF UNITS

Units may be comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. A unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

16

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

(a)	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

(b)	the number of Units offered and the offering price of the Units;

(c)	the currency or currency unit in which the Units are offered or denominated;

(d)	any provisions for the issuance, payment, settlement, exercise, conversion, transfer or exchange of the Units or of the Securities comprising the Units;

(e)	whether the Units will be issued in fully registered or global form; and

(f)	any other material terms and conditions of the Units.

The Corporation reserves the right to include in a Prospectus Supplement specific terms and provisions pertaining to the Units in respect of which the Prospectus Supplement is filed that are not within the variables and parameters set forth in this Prospectus, provided that any Units will not be specified derivatives or asset-backed securities.

To the extent that any terms or provisions or other information pertaining to the Units described in a Prospectus Supplement differ from any of the terms or provisions or other information described in this Prospectus, the description set forth in this Prospectus shall be deemed to have been superseded by the description set forth in the Prospectus Supplement with respect to those Units.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences, including relating to the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

RISK FACTORS

The Securities are subject to certain risks. When evaluating the Corporation and its business, potential holders of the Securities should consider carefully the information set out in this Prospectus and the risks described below and in the documents incorporated by reference in this Prospectus, including those risks identified and discussed under the heading “Risk Factors” in the AIF. The risks described below and in the AIF are not the only ones facing the Corporation. Additional risks not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation’s operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of the risks described below or in the AIF actually occur, the Corporation’s business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and consult with their professional advisors to assess any investment in the Corporation.

17

Cash Flow and Liquidity Uncertainty and Going Concern Risk

The Corporation is dependent upon its cash flow from operations and equity financing activities to fund its business because it has no line of credit or credit facility currently in place. As of June 30, 2025, the Corporation had cash on hand of approximately US$7.8 million and a working capital surplus of approximately US$3.8 million. This positive working capital resulted from the completion by the Corporation in February 2025 of a listed issuer financing and concurrent private placement resulting in net proceeds of approximately $11.9 million. The Corporation’s ability to continue as a going concern reflects certain assumptions of management, including, among other things, growth estimates in respect of the Corporation’s revenues based on the Corporation’s ability to successfully secure sales with upfront payments, and anticipated levels of capital expenditures and other costs expected to be incurred over the next 12 months. If these assumptions prove to be incorrect and the Corporation generates negative operating cash flows in future periods, the Corporation may need to obtain alternative sources of funding, including using net proceeds from offerings made under this Prospectus or other offerings of securities, to supplement working capital. However, there can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Corporation may have to substantially reduce or otherwise eliminate certain expenditures, which could have a material adverse effect on the Corporation’s operations and financial condition. There can be no assurance that the Corporation will be able to raise additional capital if its capital resources are depleted or exhausted. These factors in aggregate indicate material uncertainties that may cast significant doubt as to the Corporation’s ability to continue as a going concern.

Nature of Government Contracts

Intermap conducts a significant portion of its business either directly from, or in cooperation with, the United States government, other governments around the world, and international funding agencies. In many cases, the terms of these contracts provide for cancellation at the option of the government or agency at any time. The current state of the public finances in many of the countries the Corporation has historically operated in has led to reductions in the amount of data ordered by its government customers. In addition, many of Intermap’s products and services require government appropriations and regulatory licenses, permits, and approvals, the timing and receipt of which are not within Intermap’s control. Any of these factors could have an effect on Intermap’s revenue, earnings, and cash flow.

Foreign Operations

A significant portion of Intermap’s revenue is expected to come from customers outside of the United States and Canada and is therefore subject to additional risks, including foreign currency exchange rate fluctuations, agreements that may be difficult to enforce, receivables difficult to collect through a foreign country’s legal system, and the imposition of foreign-country-imposed withholding taxes or other foreign taxes.

Tariffs or Other International Trade Disputes

Intermap is subject to risks associated with doing business in foreign jurisdictions including, but not limited to, trade protection measures such as the imposition of or increase in tariffs. Future changes to trade or investment policies, treaties and tariffs, or the perception that these changes could occur, could adversely affect Intermap’s financial condition and results of operations.

Changes in cross-border tariffs between the United States and Canada could have an impact on our operations, costs, and competitiveness. Intermap’s data collection operations rely on cross-border collaboration, engineering services, and specialized equipment sourced from both countries. Increased tariffs on hardware, software, or services essential to our operations may raise costs, disrupt supply chains, or delay project timelines.

Any escalation in trade disputes or the imposition of new tariffs could also create uncertainty in client budgets and government contracts, particularly in industries such as infrastructure, natural resources, and defense, where our products and solutions are widely used. In addition, actions by foreign governments to implement further trade policy changes, including limiting foreign investment or trade, increasing regulatory scrutiny, imposing quotas or supply limitations or taking other actions which could apply to the jurisdictions in which Intermap operates, could negatively impact its business, which may be material. The Corporation continues to monitor trade policies and may need to adjust pricing, supply chain strategies, or operational structures to mitigate the financial and strategic risks posed by evolving tariff regulations.

18

Positive Return on Securities Is not Guaranteed

There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

No Public Market

Prior to an offering, there will be no public market for the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units and the Corporation may not apply for a listing of such Securities on any securities exchange. As a result, purchasers may not be able to resell such Securities. If such Securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. The absence of a public market for such Securities may affect the pricing of such Securities in the secondary market, if any such market develops, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. There can be no assurance as to the liquidity of any trading market of such Securities or that a trading market for such Securities will develop.

Discretion in the Use of Proceeds

The Corporation intends to allocate the net proceeds it will receive from an offering as described under “Use of Proceeds” in this Prospectus and the applicable Prospectus Supplement. There may be circumstances where, based on results obtained or for other sound business reasons, a reallocation of funds may be deemed prudent or necessary. Accordingly, the Corporation will have broad discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in such Prospectus Supplement if it believes it would be in its best interests to do so as circumstances change. Investors may not agree with how the Corporation allocates or spends the proceeds from an offering of Securities under this Prospectus. The failure by the Corporation to apply these funds effectively could have a material adverse effect on the Corporation’s business, financial condition, cash flows, results of operations or prospects.

Availability of Capital

Cash generated from operations may not be sufficient to satisfy current liquidity requirements. As such, the Corporation will require additional capital. The extent of the Corporation’s future capital requirements will depend on many factors, including, but not limited to, the market acceptance of its products and services, demand for geospatial related products and service, and competition within this industry. No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to the Corporation.

Revenue Fluctuations

Intermap’s revenue has fluctuated over the years. Acquisition services projects, the purchase of value- added data, and the purchase of software and solutions by the Corporation’s customers are all scheduled per customer requirements and the timing of regulatory and/or budgetary decisions. The commencement or completion of acquisition projects within a particular quarter or year, the timing of regulatory approvals, operating decisions of clients, and the fixed-cost nature of Intermap’s business, among other factors, may cause the Corporation’s results to vary significantly between fiscal years and between quarters in the same fiscal year.

Dilution

The Corporation may issue additional securities, which may dilute existing securityholders, including purchasers of the Securities hereunder. The Corporation may also issue debt securities that have priority over holders of other Securities with respect to payment in the event of an insolvency or winding-up of the Corporation. Securityholders will have no pre-emptive rights in connection with any such further issuances. The Corporation’s board of directors has the discretion to determine the price and terms of any Debt Securities and the price and terms for any issuances of Common Shares, Preferred Shares, Subscription Receipts, Warrants and Units.

19

Key Customers

During 2024, the Corporation had one key customer that accounted for 60% of total revenue. In 2023, 28% of the revenue was attributable to one key customer. To the extent that significant customers cancel or delay orders, Intermap’s revenue, earnings, and cash flow could be materially and adversely affected.

Environment and social-related regulatory activity

Changes in environmental regulation could have an adverse effect on the Corporation’s airborne data acquisition services business. On June 20, 2024, Bill C-59 received royal assent, thereby enacting certain changes to the Competition Act (Canada) to address “greenwashing”, meaning false, misleading, or deceptive environmental claims made for the purpose of promoting a product or a business interest. How the new rules will be interpreted and applied is currently unclear, which creates significant uncertainty regarding how Canadian companies may publicly communicate their environmental and climate performance. The complexity and uncertainty of environmental and climate change related issues make it extremely difficult to predict the potential impact on the Corporation. The recent amendments of laws and regulations impose significant financial penalties for non-performance. Companies found to have made representations that violate the rules, intentionally or inadvertently, could be subject to an administrative penalty for the greater of $10 million for the first order and $15 million dollars for any subsequent order, and 3% of the Corporation’s annual worldwide gross revenues.

Artificial Intelligence

The emergence of new, disruptive companies leveraging AI can pose a threat to Intermap in the market. These newcomers, unencumbered by legacy systems or traditional business models, have the potential to swiftly gain market share and redefine industry dynamics. The unpredictable nature of AI development and its impacts on the market further contribute to uncertainties, making it challenging to anticipate and navigate potential disruptions.

INTEREST OF EXPERTS

The audited consolidated financial statements for the years ended December 31, 2024 and December 31, 2023, together with the notes thereto, incorporated by reference into this Prospectus, have been audited by KPMG LLP, Chartered Professional Accountants, as indicated in their report dated March 31, 2025 also incorporated by reference in this Prospectus. KPMG LLP have confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and that they are independent accountants with respect to the Corporation under all relevant US professional and regulatory standards.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company formed under the Alberta Business Corporations Act. Certain of our directors and officers, and some or all of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a portion of the Corporation’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

Concurrently with the filing of our Registration Statement on Form F-10, of which this prospectus is a part, we filed with the SEC an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Intermap Technologies Inc., 385 Inverness Parkway, Suite 105, Englewood, Colorado, USA 80112, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the Securities under this prospectus.

20

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain legal matters relating to the offering of such Securities will be passed upon on behalf of the Corporation by Norton Rose Fulbright Canada LLP with respect to Canadian legal matters and by Norton Rose Fulbright US LLP with respect to U.S. legal matters. If any underwriters, dealers or agents named in a Prospectus Supplement retain their own counsel to pass upon legal matters relating to the Common Shares or the Securities, respectively, their counsel will be named in the Prospectus Supplement.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are MNP LLP, Chartered Professional Accountants, Toronto, Ontario. MNP LLP was appointed by the shareholders at the Annual General Meeting held on June 26, 2025 and has confirmed that it is independent in accordance with the rules of professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States). The transfer agent and registrar for the Common Shares is Odyssey Trust Company at its principal offices in Calgary, Alberta.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.

In an offering of convertible, exchangeable or exercisable securities, prospective purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus or any prospectus supplement is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. Prospective purchasers should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

CONTRACTUAL RIGHTS OF RESCISSION

If this Prospectus (as amended or supplemented by any Supplemental Prospectus) contains a misrepresentation, original purchasers of convertible, exchangeable or exercisable securities in Canada will have a contractual right of rescission against the Corporation (the “Contractual Right”). The Contractual Right will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise of the security, or the amount paid for the convertible, exchangeable or exercisable security if no amount was paid upon conversion, exercise or exchange, upon surrender of the underlying securities gained thereby, provided that both the conversion, exchange or exercise occurs, and the Contractual Right is exercised, within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. The Contractual Right does not apply to Warrants that may be reasonably regarded as incidental to an offering. This Contractual Right will be consistent with the statutory right of rescission described under section 203 of the Securities Act (Alberta), and is in addition to any other right or remedy available to original purchasers under section 203 of the Securities Act (Alberta) or otherwise at law.

21

CERTIFICATE OF THE CORPORATION

Dated: September 15, 2025

This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada other than Quebec.

INTERMAP TECHNOLOGIES CORPORATION

“Patrick A. Blott”	“Jennifer S. Bakken”
Patrick A. Blott	Jennifer S. Bakken
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

“Philippe Frappier”	“Jordan Tongalson”
Philippe Frappier	Jordan Tongalson
Director	Director

(Signature page to Short Form Base Shelf Prospectus)

C-1